THE BANK OF NEW YORK MELLON

Depositary Receipts Division

101 Barclay Street

New York, New York 10286

October 23, 2008

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention:

Paul M. Dudek, Office of  International Corporate Finance, Division of

Corporation Finance

RE:

Registration Statement on Form F-6 filed with respect to common shares of Svenska Handelsbanken AB (File No. 333-154465) (the

“Registration Statement”)

Ladies and Gentlemen:

The Bank of New York Mellon, as depositary (the “Depositary”), on behalf of the legal entity created by the agreement for the issuance of American Depositary Shares (the “ADSs”) representing common shares (the “Shares”) of Svenska Handelsbanken AB (the “Company”), hereby applies to withdraw the above referenced Registration Statement, together with all exhibits thereto, pursuant to Rule 477 under the Securities Act of 1933, as amended.

The grounds for this application to withdraw the Registration Statement are as follows:

The Registration Statement was filed on October 20, 2008 and became effective immediately upon filing pursuant to Rule 466 under the Securities Act of 1933, as amended.  However, the Registration Statement was inadventently filed under the CIK 0001398318, which identifies not the Company but rather another company named Handelsbanken Fonder.  In addition, to date, no Shares have been accepted for deposit and no ADSs have been issued under the Registration Statement and, since the Registation Statement was filed in error, no ADSs will be issued under the Registration Statement.

Since none of the ADSs registered by the Registration Statement have been sold and none will be sold, the registrant makes this application to withdraw the Registration Statement.

If you should have any questions about this application, please contact our counsel in this matter, Bruce R. Wilde of Emmet, Marvin & Martin, LLP, at (212) 238-3128.

Very truly yours,

Legal entity created by the agreement for the

issuance of American Depositary Shares

representing common shares of Svenska

Handelsbanken AB.

By:

The Bank of New York Mellon,

  as Depositary

By:  /s/ Michael F. Finck

Name:  Michael F. Finck

Title:  Managing Director

cc:  Bruce R. Wilde, Emmet

        Marvin & Martin, LLP

        bwilde@emmetmarvin.com

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